November 25, 2020 VIA EDGAR U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Washington, D.C. 20549

Attn: Daniel Morris

Re:	dMY Technology Group, Inc.

Revised Schedule 14A

Filed November 12, 2020

File No. 001-39232

Dear Mr. Morris:

On behalf of our client, dMY Technology Group, Inc., a Delaware corporation (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A filed on November 12, 2020 (the “Proxy Statement”), which comments are set forth in the Staff’s letter, dated November 24, 2020 (the “Comment Letter”). The Company is concurrently filing Amendment No. 2 to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”), which includes changes to reflect responses to the Staff’s comments.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Proxy Statement.

Revised Proxy Statement filed on November 12, 2020

Cover Page

1.

We note your response to prior comment 3 and re-issue in part. Please expand your discussion to explain how you will determine whether you have a sufficient amount of cash available to pay for the Sellers shares, including whether there is a threshold measure of available cash that you will apply. In addition, please describe the uses that would take priority over cash payments to the Sellers.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the Letter to Stockholders section as well as pages 32 and 129 of the Amended Proxy Statement.

U.S. Securities and Exchange Commission

November 25, 2020

Certain Defined Terms, page 1

2.

We note your revisions at page 4. Please expand your definition of “Permitted Equity Financing Sources” to briefly summarize the process, including criteria, by which PIPE investors and other financing sources may be approved under the Business Combination Agreement

Response: The Company acknowledges the Staff’s comment and has revised the definition of Permitted Equity Financing Sources and added two new terms (i) Permitted Equity Financing and (ii) Minimum Stock Sale Price on page 4 of the Amended Proxy Statement.

Background of the Business Combination, page 147

3.

We note your response to prior comment 13. Please expand the second-to-last paragraph on page 148 to describe your negotiations with potential targets, including the terms and deal structures that were negotiated and why you decided not to pursue these alternative transactions. Your current disclosure indicates that the negotiations were not merely preliminary or exploratory discussions. However, your revisions do not provide sufficient detail for investors to understand the nature of the interest received, key issues that were discussed, and the reasons you rejected other deals in favor of the proposed deal. Revise accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 150 and 151 of the Amended Proxy Statement.

4.

We note your response to prior comment 14. Please revise your description of the negotiations which occurred between June 30, 2020 and July 27, 2020. Your revised discussion should discuss the various negotiations held during this time period and how the terms evolved as a result of the discussions. In this regard, we note that the added disclosure on page 150 includes an itemization of various terms subject to negotiations during July 2020 but does not describe the substance of the negotiations related to the terms, the nature of each parties’ considerations, or how disagreements between the parties were resolved. Please revise pages 150-151 accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 152-154 of the Amended Proxy Statement.

The Charter Amendment Proposal, page 165

5.

Please revise pages 166 and 169 to state that the exclusive forum provision will not apply to claims under the Exchange Act. In addition, given that the charter provision does not state that the exclusive forum provision does not apply to Exchange Act claims, please tell us how you will make future investors aware of the provision’s limited applicability (for example, by including the disclosure in your future Exchange Act reports).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 169 and 170 of the Amended Proxy Statement. The Company intends to make investors aware of the provision’s limited applicability to Exchange Act claims via the risk factors included annually in Exchange Act reports.

U.S. Securities and Exchange Commission

November 25, 2020

Business of RSI, page 201

6.

We note your response to prior comment 16. Please revise the second bullet in this section and the discussion in “Our Operating Model” beginning on page 203 to balance your disclosure of revenues with a corresponding discussion of net income or loss, as applicable.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 203, 206 and 208 of the Amended Proxy Statement. The Company notes that several of the revenue disclosures in the “Our Operating Model” discussion include revenue data as a measure of market share, which are published by third-party industry research firms or state gaming regulators. The Company believes it is not necessary to include net income or loss discussions when the revenue disclosures are being used in the context of a market share discussion.

* * *

Please do not hesitate to contact Maia Gez at (650) 213-0302 or Jonathan Rochwarger at (212) 819-7643 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Niccolo de Masi, Chief Executive Officer, dMY Technology Group, Inc.

3